

Mail Stop 4628

September 21, 2016

Mark L. Mey
Executive Vice President and Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland CH-1214

> **Re:** **Transocean Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 14, 2016**
> **File No. 333-213146**

Dear Mr. Mey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

The Merger, page 37

Background of the Merger, page 37

1.   We note that, in response to our prior comment 1, you have removed disclosure indicating that you discussed at the February 12, 2015 board meeting alternatives to drop-down transactions other than an acquisition of the publicly held common units of Transocean Partners. Please confirm to us that the discussions at this meeting were limited to drop-down transactions and an acquisition of Transocean Partners units,

and that no other strategic alternatives were discussed at the meeting. Furthermore, expand your disclosure in the fourth full paragraph of page 38 to identify the strategic alternatives to a potential acquisition of Transocean Partners units that you retained Barclays to evaluate.

2.   We note your response to our prior comment 2 and the related revisions to your registration statement. We reissue the comment in part. Please identify all key "representatives" of Transocean and Transocean Partners who were present at each of the meetings described. We note in that regard references to unidentified representatives at the May 27, 2016, June 8, 2016, June 17, 2016, June 24, 2016, July 6, 2016, and July 26, 2016 meetings.

3.   Expand the first full paragraph on page 42 to clarify the phrase "representations and warranties 'by knowledge.'"

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: James Mayor
Baker Botts L.L.P.